MOVATIC LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017		For the Period August 12, 2016 (Inception) to December 31, 2016	
Revenue	$	152,381	$	18,500
Cost of sales		21,486		-
Gross profit		130,895		18,500
Expenses:				
Bank fees		403		-
Business fees and subscriptions		1,363		160
Development purchases		280		5,184
Meals and entertainment		311		159
Other expense		700		-
Professional fees		1,610		-
Sales contracting		25,500		-
Software development		97,121		4,914
Travel		3,847		37
Total expenses		131,135		10,454
Net income (loss)	$	(240)	$	8,046